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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        RULE 13e-3 TRANSACTION STATEMENT

       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                                 Amendment No. 1


                                   IMATEC LTD.
                              (Name of the Issuer)

                                   IMATEC LTD.
                                DR. HANOCH SHALIT
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)
                                    ---------
                      (CUSIP Number of Class of Securities)

                                   Neal Factor
                                   Imatec Ltd.
                              150 East 58th Street
                            New York, New York 10155
                                 (212) 826-0440

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                 WITH COPIES TO:

                            Mary Anne E. Busse, Esq.
                 Brock Fensterstock Silverstein & McAuliffe LLC
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 371-2000

This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ]  A tender offer.


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d.    [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /



                            CALCULATION OF FILING FEE

---------------------------------------------------------|----------------------
TRANSACTION VALUATION*                                   | AMOUNT OF FILING FEE
---------------------------------------------------------|----------------------
$1,474,000                                               | $294.80
---------------------------------------------------------|----------------------
                                                         |
---------------------------------------------------------|----------------------
                                                         |
---------------------------------------------------------|----------------------

* For purposes of calculating the filing fee only. This amount is based on the market value of the common stock, par value $.0001 per share of Imatec, Ltd. at the time of the initial filing of the preliminary proxy materials on July __, 1997. The amount of the filing fee equals 1/50th of one percent of the aggregate cash consideration to be paid pursuant to the merger.

[x] Check box if any part of the fee is offset by rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Amount Previously Paid:  $294.80

Form or Registration No.: Proxy Statement

Filing Party: Imatec, Ltd.

Date Filed: July 18, 1997






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                                  INTRODUCTION



         This Rule 13e-3 Transaction Statement (the "Statement") is being filed by Imatec Ltd. (the "Company") and Dr. Hanoch Shalit. This Statement relates to the sale of substantially all of the operations of the Company (the "Sale") through the sale of all of the outstanding shares of the common stock of a newly-formed, wholly-owned subsidiary of the Company to Dr. Hanoch Shalit, current President, Chief Executive Officer, Chairman of the Board and
Secretary of the Company.


         The following cross reference sheet is being supplied pursuant to General Instruction F to the Statement and shows the location in the Proxy Statement on Schedule 14A (the "Proxy Statement") filed by the Company with the Securities and Exchange Commission on the date hereof, of the information required to be included in response to the items of this Statement. The information set forth in the Proxy Statement, which is attached hereto as
Exhibit 99.3, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.





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                              CROSS REFERENCE SHEET


Item 1(a)         INTRODUCTION

Item 1(b)         MATTERS FOR CONSIDERATION AT THE ANNUAL
                  MEETING - VOTING RIGHTS AND PROXY INFORMATION

Item 1(c)-(d) PROPOSAL 1: THE SALE - DIVIDENDS AND PRICE RANGE OF COMPANY COMMON STOCK

Item 1(e)         *

Item 1(f)         *

Item 2(a)-(b)     INTRODUCTION - MATTERS FOR CONSIDERATION AT
                  THE ANNUAL MEETING

Item 2(c)-(d)     ELECTION OF DIRECTORS - ALTERNATIVE B

Item 2(e)-(g)     *

Item 3(a)(1)      ELECTION OF DIRECTORS - EMPLOYMENT AGREEMENTS
                  - CERTAIN RELATIONSHIPS AND RELATED
                  TRANSACTIONS

Item 3(a)(2)-(b)  Not Applicable

Item 4(a)         SUMMARY - THE SALE; THE SALE - THE AGREEMENT

Item 4(b)         SUMMARY - THE SALE - CONFLICT OF INTEREST;
                  ELECTION OF DIRECTORS - ALTERNATIVE A; THE
                  SALE - INFORMATION CONCERNING THE BUYER -
                  DETERMINATION OF THE CONSIDERATION -
                  RECOMMENDATION OF THE BOARD OF DIRECTORS -
                  CONFLICT OF INTEREST

Item 5(a)-(g)     INTRODUCTION - MATTERS FOR CONSIDERATION AT
                  THE ANNUAL MEETING; SUMMARY - THE SALE - FUTURE DIRECTION OF THE COMPANY - RISKS ASSOCIATED WITH THE APPROVAL OF PROPOSAL 1 - CONSEQUENCES OF FAILURE TO APPROVE PROPOSAL 1; THE SALE - PRINCIPAL REASONS FOR THE SALE - RISKS ASSOCIATED WITH THE APPROVAL OF THE SALE - CONSEQUENCES OF FAILURE TO APPROVE THE SALE - FUTURE DIRECTION OF THE COMPANY



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Item 6(a)         SUMMARY - CONSIDERATION - GUARANTEE OF
                  SHALIT SHARES PURCHASE PRICE; THE SALE -
                  GUARANTEE OF THE SHALIT SHARES PURCHASE PRICE;
                  THE AGREEMENT - CONSIDERATION - Sale of Shalit
                  Shares

Item 6(b)         INTRODUCTION - MATTERS FOR CONSIDERATION AT
                  THE ANNUAL MEETING - VOTING RIGHTS AND PROXY
                  INFORMATION

Item 6(c)         Not Applicable

Item 6(d)         Not Applicable


Item 7(a)         SUMMARY - THE SALE - BACKGROUND - PRINCIPAL
                  REASONS FOR THE SALE; THE SALE - SPECIAL
                  FACTORS - PRINCIPAL REASONS FOR THE SALE -
                  INFORMATION CONCERNING THE BUYER

Item 7(b) THE SALE - SPECIAL FACTORS - PRINCIPAL REASONS FOR THE SALE - RECOMMENDATION OF THE BOARD OF DIRECTORS-
                  INFORMATION CONCERNING THE BUYER

Item 7(c)         SUMMARY - THE SALE - BACKGROUND - PRINCIPAL
                  REASONS FOR THE SALE; THE SALE - SPECIAL
                  FACTORS - PRINCIPAL REASONS FOR THE SALE-
                  INFORMATION CONCERNING THE BUYER

Item 7(d) SUMMARY - THE SALE - ACCOUNTING TREATMENT - FEDERAL INCOME TAX CONSEQUENCES - RISKS ASSOCIATED WITH THE APPROVAL OF PROPOSAL 1; THE SALE - SPECIAL FACTORS - IMPACT OF THE AGREEMENT ON THE COMPANY AND ITS STOCKHOLDERS - RISKS ASSOCIATED WITH THE APPROVAL OF PROPOSAL 1 - ACCOUNTING TREATMENT - U.S. FEDERAL INCOME TAX CONSEQUENCES - INFORMATION CONCERNING THE BUYER

Item 8(a) SUMMARY - THE SALE - DETERMINATION OF THE CONSIDERATION; THE SALE - SPECIAL FACTORS - RECOMMENDATION OF THE BOARD OF DIRECTORS - FAIRNESS OPINION - INFORMATION CONCERNING THE BUYER

Item 8(b)         THE SALE - SPECIAL FACTORS - RECOMMENDATION OF
                  THE BOARD OF DIRECTORS - FAIRNESS OPINION -
                  INFORMATION CONCERNING THE BUYER

Item 8(c)         INTRODUCTION - MATTERS FOR CONSIDERATION AT
                  THE ANNUAL MEETING - VOTING RIGHTS AND PROXY
                  INFORMATION

Item 8(d)         THE SALE - SPECIAL FACTORS - HISTORY OF THE
                  TRANSACTION - DETERMINATION OF THE
                  CONSIDERATION - INFORMATION CONCERNING THE
                  BUYER

Item 8(e)         SUMMARY - THE SALE; THE SALE - SPECIAL FACTORS
                  - HISTORY OF THE TRANSACTION - INFORMATION
                  CONCERNING THE BUYER



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Item 8(f)          THE SALE - SPECIAL FACTORS - HISTORY OF THE
                   TRANSACTION  - INFORMATION CONCERNING THE BUYER

Item 9(a)-(b)      SUMMARY - THE SALE - DETERMINATION OF THE
                   CONSIDERATION; THE SALE - SPECIAL FACTORS -
                   FAIRNESS OPINION - INFORMATION CONCERNING THE BUYER


Item 9(c)          AVAILABLE INFORMATION

Item 10(a)         ELECTION OF DIRECTORS - SECURITY OWNERSHIP OF
                   CERTAIN BENEFICIAL OWNERS

Item 10(b)         Not Applicable

Item 11            SUMMARY - CONFLICT OF INTEREST; THE SALE -
                   INFORMATION CONCERNING THE BUYER -
                   DETERMINATION OF THE CONSIDERATION - CONFLICT
                   OF INTEREST; THE AGREEMENT

Item 12(a)-(b)     SUMMARY - CONFLICT OF INTEREST; THE SALE -
                   INFORMATION CONCERNING THE BUYER -
                   DETERMINATION OF THE CONSIDERATION - CONFLICT
                   OF INTEREST

Item 13(a) SUMMARY - APPRAISAL RIGHTS; THE SALE - RIGHTS OF SECURITY HOLDERS - RIGHTS TO DISSENT

Item 13(b)-(c)     Not Applicable

Item 14(a)(1)-(4)  THE SALE - FINANCIAL STATEMENTS

Item 14(b)(1)-(3)  Not Applicable Item

Item 15(a)         SUMMARY - ELECTION OF DIRECTORS; ELECTION OF
                   DIRECTORS - ALTERNATIVE A

Item 15(b)         INTRODUCTION - MATTERS FOR CONSIDERATION AT
                   THE ANNUAL MEETING - VOTING RIGHTS AND PROXY
                   INFORMATION

Item 16            THE PROXY STATEMENT

Item 17(a)-(f)     *

*     This information is provided only in this Schedule 13E-3.


ITEM 1.           ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The name of the issuer of the class of equity security which is the subject of the Rule 13e-3 transaction is Imatec, Ltd., a Delaware corporation (the "Issuer"), and the address of its principal executive offices is 150 East 58th Street, New York, New York 10156.


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         (b) The information set forth in the Proxy Statement under MATTERS FOR
CONSIDERATION AT THE ANNUAL MEETING - VOTING RIGHTS AND PROXY INFORMATION is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under PROPOSAL 1:
THE SALE - DIVIDENDS AND PRICE RANGE OF COMPANY COMMON STOCK is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under PROPOSAL 1:
THE SALE - DIVIDENDS AND PRICE RANGE OF COMPANY COMMON STOCK is incorporated herein by reference.

         (e) The issuer conducted an initial public offering of 1,000,000 shares of its common stock, par value $.0001 per share on November 1, 1997 at an offering price of $5.00 per share resulting in net proceeds to the Issuer of $4,782,887.

         (f) Not Applicable.

ITEM 2.           IDENTITY AND BACKGROUND.


         (a)-(b) This Statement is being filed by the Issuer and by Dr. Hanoch Shalit, the Issuer's current President, Chairman of the Board and Secretary of the Company. The information set forth in the Proxy Statement under INTRODUCTION
- MATTERS FOR CONSIDERATION AT THE ANNUAL MEETING is incorporated herein by reference. The address of Dr. Shalit is c/o Imatec, Ltd. 150 East 58th Street, New York, New York 10155.


         (c)-(d) The information set forth in the Proxy Statement under ELECTION OF DIRECTORS - ALTERNATIVE B is incorporated herein by reference.

         (e)--(f) During the last five years, Dr. Shalit (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) was not party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws of finding any violation of such laws.

         (g) Dr. Shalit is a citizen of the United States.

ITEM 3.           PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a)(1) The information set forth in the Proxy Statement under ELECTION OF DIRECTORS - EMPLOYMENT AGREEMENTS - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS is incorporated herein by reference.

         (a)(2)-(b)        Not Applicable.



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ITEM 4.           TERMS OF THE TRANSACTION.

         (a) The information set forth in the Proxy Statement under SUMMARY - THE SALE; THE SALE - THE AGREEMENT is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under SUMMARY - THE SALE - CONFLICT OF INTEREST; ELECTION OF DIRECTORS - ALTERNATIVE A; THE SALE - INFORMATION CONCERNING THE BUYER - DETERMINATION OF THE CONSIDERATION - RECOMMENDATION OF THE BOARD OF DIRECTORS - CONFLICT OF INTEREST is incorporated herein by reference.

ITEM 5.           PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)-(g) The information set forth in the Proxy Statement under INTRODUCTION - MATTERS FOR CONSIDERATION AT THE ANNUAL MEETING; SUMMARY - THE SALE - FUTURE DIRECTION OF THE COMPANY - RISKS ASSOCIATED WITH THE APPROVAL OF PROPOSAL 1 - CONSEQUENCES OF FAILURE TO APPROVE PROPOSAL 1; THE SALE - PRINCIPAL REASONS FOR THE SALE - RISKS ASSOCIATED WITH THE APPROVAL OF THE SALE - CONSEQUENCES OF FAILURE TO APPROVE THE SALE - FUTURE DIRECTION OF THE COMPANY is incorporated herein by reference.

ITEM 6.           SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Proxy Statement under SUMMARY - CONSIDERATION - GUARANTEE OF SHALIT SHARES PURCHASE PRICE; THE SALE - GUARANTEE OF THE SHALIT SHARES PURCHASE PRICE; THE AGREEMENT - CONSIDERATION - Sale of Shalit Shares is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under INTRODUCTION
- MATTERS FOR CONSIDERATION AT THE ANNUAL MEETING - VOTING RIGHTS AND PROXY INFORMATION is incorporated herein by reference.

         (c) Not Applicable.

         (d) Not Applicable.

ITEM 7.           PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.


         (a) The information set forth in the Proxy Statement under SUMMARY - THE SALE - BACKGROUND - PRINCIPAL REASONS FOR THE SALE; THE SALE - SPECIAL FACTORS - PRINCIPAL REASONS FOR THE SALE and - INFORMATION CONCERNING THE BUYER is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under THE SALE - SPECIAL FACTORS - PRINCIPAL REASONS FOR THE SALE - RECOMMENDATION OF THE BOARD OF DIRECTORS and - INFORMATION CONCERNING THE BUYER is incorporated herein by reference.



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         (c) The information set forth in the Proxy Statement under SUMMARY -
THE SALE - BACKGROUND - PRINCIPAL REASONS FOR THE SALE; THE SALE - SPECIAL FACTORS - PRINCIPAL REASONS FOR THE SALE and - INFORMATION CONCERNING THE BUYER is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under SUMMARY - THE SALE - ACCOUNTING TREATMENT - FEDERAL INCOME TAX CONSEQUENCES - RISKS ASSOCIATED WITH THE APPROVAL OF PROPOSAL 1; THE SALE - SPECIAL FACTORS - IMPACT OF THE AGREEMENT ON THE COMPANY AND ITS STOCKHOLDERS - RISKS ASSOCIATED WITH THE APPROVAL OF PROPOSAL 1 - ACCOUNTING TREATMENT - U.S. FEDERAL INCOME TAX CONSEQUENCES and - INFORMATION CONCERNING THE BUYER is incorporated herein by reference.


ITEM 8.           FAIRNESS OF THE TRANSACTION.


         (a) The information set forth in the Proxy Statement under SUMMARY - THE SALE - DETERMINATION OF THE CONSIDERATION; THE SALE - SPECIAL FACTORS - RECOMMENDATION OF THE BOARD OF DIRECTORS - FAIRNESS OPINION and - INFORMATION CONCERNING THE BUYER is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under THE SALE - SPECIAL FACTORS - RECOMMENDATION OF THE BOARD OF DIRECTORS - FAIRNESS OPINION and - INFORMATION CONCERNING THE BUYER is incorporated herein by reference.


         (c) The information set forth in the Proxy Statement under INTRODUCTION
- MATTERS FOR CONSIDERATION AT THE ANNUAL MEETING - VOTING RIGHTS AND PROXY INFORMATION is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under THE SALE - HISTORY OF THE TRANSACTION - DETERMINATION OF THE CONSIDERATION and - INFORMATION CONCERNING THE BUYER is incorporated herein by reference.


         (e) The information set forth in the Proxy Statement under SUMMARY - THE SALE; THE SALE - SPECIAL FACTORS - HISTORY OF THE TRANSACTION and - INFORMATION CONCERNING THE BUYER is incorporated herein by reference.

         (f) The information set forth in the Proxy Statement under THE SALE - SPECIAL FACTORS - HISTORY OF THE TRANSACTION and - INFORMATION CONCERNING THE BUYER is incorporated herein by reference.


ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.


         (a)-(b) The information set forth in the Proxy Statement under SUMMARY
- THE SALE - DETERMINATION OF THE CONSIDERATION; THE SALE - SPECIAL FACTORS - FAIRNESS OPINION and - INFORMATION CONCERNING THE BUYER is incorporated herein by reference.


         (c) The information set forth in the Proxy Statement under "AVAILABLE INFORMATION" is incorporated herein by reference.

ITEM 10.          INTEREST IN SECURITIES OF THE ISSUER.


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         (a) The information set forth in the Proxy Statement under ELECTION OF
DIRECTORS - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in the Proxy Statement under SUMMARY - CONFLICT OF INTEREST; THE SALE - INFORMATION CONCERNING THE BUYER - DETERMINATION OF THE CONSIDERATION - CONFLICT OF INTEREST; THE AGREEMENT is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a)-(b) The information set forth in the Proxy Statement under SUMMARY
- CONFLICT OF INTEREST; THE SALE - INFORMATION CONCERNING THE BUYER - DETERMINATION OF THE CONSIDERATION - CONFLICT OF INTEREST is incorporated herein by reference.

ITEM 13.          OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in the Proxy Statement under SUMMARY - APPRAISAL RIGHTS; THE SALE - RIGHTS OF SECURITY HOLDERS - RIGHTS TO DISSENT is incorporated herein by reference.

         (b)-(c)  Not Applicable.

ITEM 14.          FINANCIAL INFORMATION.

         (a)(1)-(4) The information set forth in the Company's Annual Report on Form 10-K for the year ended December 31,1996 (File No.0-21752), the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 and the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 is incorporated herein by reference.

         (b)(1)-(3) Not Applicable.

ITEM 15.          PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a) The information set forth in the Proxy Statement under SUMMARY - ELECTION OF DIRECTORS; ELECTION OF DIRECTORS - ALTERNATIVE A is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under INTRODUCTION - MATTERS FOR CONSIDERATION AT THE ANNUAL MEETING - VOTING RIGHTS AND PROXY INFORMATION is incorporated herein by reference.


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ITEM 16.          ADDITIONAL INFORMATION.

         Additional information concerning the Sale is set forth in the Proxy Statement and the entirety of the Proxy Statement is incorporated herein by reference.

ITEM 17.          MATERIAL TO BE FILED AS EXHIBITS.

(a)               Not applicable.
(b)               Exhibit 99.1 Spencer Trask Securities, Inc. Opinion
(c)               Exhibit 99.2 Acquisition Agreement dated as of September
                  10, 1997
(d) Exhibit 99.3 Proxy Statement on Schedule 14A, initially filed with the Securities and Exchange Commission on July 18, 1997
(e)               Not applicable.
(f)               Not applicable.




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                                    SIGNATURE


         After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 25, 1997                      IMATEC, LTD.



                                              By: /s/ Neal Factor
                                                      --------------------
                                              Name:   Neal Factor
                                              Title:  Director



                                              By: /s/ Dr. Hanoch Shalit
                                                      --------------------
                                              Name:   Dr. Hanoch Shalit







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                                  EXHIBIT INDEX



                                                                 SEQUENTIALLY
EXHIBIT NO.                  DESCRIPTION                         NUMBERED PAGE
-----------                  -----------                         -------------
99.1           Spencer Trask Securities, Inc. Opinion
               (attached as Annex B to Exhibit 99.3)

99.2           Acquisition Agreement dated as of
               September 10, 1997 (attached at Annex A to
               Exhibit 99.3)

99.3 Proxy Statement on Schedule 14A, initially filed with the Securities and Exchange Commission on July 18, 1997